WORKSPORT LTD.

2500 N America Dr

West Seneca, New York 14224

(888) 554-8789

December 10, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Sarah Sidwell

Re:	Worksport Ltd. Registration Statement on Form S-3 File No. 333-291582

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on Friday, December 12, 2025, or as soon thereafter as practicable.

Please contact Philip Magri, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 668-6534, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

WORKSPORT LTD.

By:	/s/ Steven Rossi
Steven Rossi
Chief Executive Officer